(As filed July           , 2003)

File No. 70-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1

APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

TRANSLink Management Development Corporation
TRANSLink Development Company, LLC
TRANSLink Management
TRANSLink Transmission Company, LLC
512 Nicollet Mall
Minneapolis, MN 55401

(Names of companies filing this statement and
addresses of principal executive offices)

TRANSLink Management

(Name of top registered holding company parent)

Kent M. Ragsdale, General Counsel & Secretary
TRANSLink Management Development Corporation
512 Nicollet Mall
Minneapolis, MN 55401

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Joanne C. Rutkowski
Stephanie Smith
Baker Botts LLP
The Warner
1299 Pennsylvania Ave., NW
Washington, DC 20004

Item 1.      Description of Proposed Transaction.

     A.     Introduction

          TRANSLink Management Development Corporation and TRANSLink Development Company, LLC (collectively, the “Development Company”), on behalf of two to-be-formed entities, TRANSLink Management (“Corporate Manager”) and TRANSLink Transmission Company, LLC (“TRANSLink Transmission”), seek such approvals as may be necessary under the Public Utility Holding Company Act of 1935 (the “1935 Act” or the “Act”) for TRANSLink Management to operate as a registered holding company and TRANSLink Transmission as a subsidiary company thereof through December 31, 2005. TRANSLink Management and TRANSLink Transmission are referred to in the aggregate as “TRANSLink.”

          TRANSLink Transmission will be a for-profit independent transmission company (“ITC”) whose sole line of business will be the efficient ownership and operation of electric transmission facilities and the reliable provision of transmission services and related ancillary services. The initial participants in TRANSLink will be a group of transmission owners in the midwestern United States (collectively, the “Participants”) who will transfer functional control of their respective transmission facilities to TRANSLink Transmission.1

          The Participants are Interstate Power and Light Company (“IPL”), MidAmerican Energy Company (“MidAmerican”), Northern States Power Company (“NSP-M”), Northern States Power Company-Wisconsin (“NSP-W”), Public Service Company of Colorado (“PSCo”) and Southwestern Public Service Company (“SPS”) (jointly, “Xcel Energy”), Nebraska Public Power District (“NPPD”), Omaha Public Power District (“OPPD”), Corn Belt Power Cooperative (“Corn Belt”), Great River Energy (“GRE”), Dairyland Power Cooperative (“Dairyland”), Southern Minnesota Power Agency (“SMMPA”), Central Iowa Power Cooperative (“CIPCo”), Muscatine Power & Water (“MPW”), Rochester Public Utilities (“RPU”) and Midwest Municipal Transmission Group (“MMTG”). IPL, MidAmerican and Xcel Energy are sometimes referred to as the “Private Power Participants.” NPPD, OPPD, Corn Belt, GRE, Dairyland, SMMPA, CIPCo, MPW, RPU and MMTG are sometimes referred to as the “Public Power Participants.”

[1]	The Participants have been sharing start-up costs of TRANSLink since early 2001. On June 5, 2002, certain of the Participants established TRANSLink Development Company LLC (“Development Co.”), a Delaware LLC, as an interim company to, among other things, centralize their efforts with regard to the establishment and formation of TRANSLink. Development Co.’s activities are limited to developmental work in areas necessary to establish and form TRANSLink. It is contemplated that, upon receipt of all necessary regulatory approvals, Development Co. will merge with and into TRANSLink Transmission and/or TRANSLink Management and that borrowings previously incurred by Development Co. will be converted into promissory notes to be issued by TRANSLink and thereafter repaid by TRANSLink out of the proceeds of borrowings and/or an equity offering. On January 2, 2003, TRANSLink Management Development Corporation (“Management Development Corp.”) was formed. By resolution dated January 7, 2003, Development Co. authorized the Board of Directors of Management Development Corp. to assume the day-to-day responsibilities for managing start-up activities for TRANSLink.

          Immediately following its formation, TRANSLink Transmission and the Participants will enter into agreements (“Transfer Agreements”) pursuant to which TRANSLink Transmission will acquire, lease or exercise functional control over transmission facilities currently owned and operated by the Participants. It is anticipated that the transmission facilities subject to Transfer Agreements will have a net book value of approximately $3 billion and will consist of approximately 38,000 circuit miles in 13 states. It is anticipated that the Participants will initially enter into operating agreements, pursuant to which they will have certain rights to contribute their transmission assets to TRANSLink at a later time.

          TRANSLink Transmission will be an electric utility company within the meaning of the Act, and TRANSLink Management will be an electric utility company and a holding company that will register under Section 5 of the Act.

          This Application/Declaration seeks the following authorizations and approvals of the Securities and Exchange Commission (the "Commission"):

(i) In order to ensure the ability to meet their capital requirements and plan future financing, TRANSLink Management and TRANSLink Transmission hereby request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing, unless otherwise specified in this Application, until December 31, 2005 (the “Authorization Period”);

(ii) TRANSLink Management and TRANSLink Transmission request authorization for: (a) securities issuances; (b) guarantees of obligations of affiliated or unaffiliated persons, including guarantees or support of others for indebtedness; and (c) hedging transactions, all as described below;

(iii) TRANSLink Management and TRANSLink Transmission request that the Commission approve the continuation of certain existing financing arrangements, guarantees and hedging arrangements, including extending the terms of existing obligations;

(iv) TRANSLink Management requests that the Commission approve the issuance by TRANSLink Management of additional debt securities and preferred securities in an aggregate amount not to exceed $155 million at any one time outstanding during the Authorization Period;

(v) TRANSLink Management requests that the Commission approve the issuance of additional equity securities in an amount not to exceed $260 million at any one time outstanding during the Authorization Period;

(vi) TRANSLink Transmission requests that the Commission approve the issuance of additional long-term debt securities and preferred securities in an aggregate amount not to exceed $600 million at any one time outstanding during the Authorization Period and the issuance of additional short-term debt securities in an aggregate amount not to exceed $250 million at any one time outstanding during the Authorization Period;

(vii) TRANSLink Transmission requests that the Commission approve the issuance of additional equity securities in an amount not to exceed $670 million at any one time outstanding during the Authorization Period;

(viii) TRANSLink Transmission may also finance its capital needs through borrowings and/or equity contributions from TRANSLink Management, and so requests authority to issue and sell securities to TRANSLink Management;[2] and

(ix) TRANSLink Transmission requests that the Commission approve the issuance of guarantees in an aggregate amount not to exceed $500 million at any one time outstanding during the Authorization Period.

In addition, TRANSLink Management requests authority to provide goods and services to TRANSLink Transmission at cost as determined in reliance on Rule 91 under the Act.

     B.     Background

          In 1996, the Federal Energy Regulatory Commission (the “FERC”) issued its Order No. 888, in which it required transmission-owning electric utilities to “functionally unbundle” transmission and generation services, and to offer transmission services to all eligible customers pursuant to an Open Access Transmission Tariff (“OATT”) on file at the FERC.3 In 1999, the FERC issued its Order No. 2000, in which it encouraged the formation of Regional Transmission Organizations (“RTOs”) to assume functional control of transmission facilities throughout the country.4 The FERC found in Order No. 2000 that appropriate RTOs could: (1) improve efficiencies in transmission grid management; (2) improve grid reliability; (3) remove remaining opportunities for discriminatory practices; (4) improve market performance; and (5) facilitate lighter-handed regulation. The FERC identified four characteristics required for an entity to

[2]	Such equity contributions would made in reliance on Rule 45(b)(4).

[3]	Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, FERC Stats. & Regs. ¶31,036, clarified, 76 FERC ¶61,009 and 76 FERC ¶61,347 (1996), on rehearing, Order No. 888-A, FERC Stats. & Regs. ¶31,048 (1997), order on rehearing, Order No. 888-B, 81 FERC ¶61,248 (1997), on rehearing, Order No. 888-C, 82 FERC ¶61,046 (1998).

[4]	Regional Transmission Organizations, FERC Stats. & Regs ¶31,089 (Dec. 20, 1999), 65 Fed. Reg. 809 (Jan. 6, 2000), (“Order No. 2000”); Order No. 2000-A, FERC Stats. & Regs. ¶31,092 (Feb. 25, 2000), 65 Fed. Reg. 12,088 (Mar. 8, 2000).

qualify as an RTO and seven functions that must be performed by an RTO in order to achieve these goals.5

          In December 2001, the FERC found that the Midwest Independent Transmission System Operator, Inc. (“Midwest ISO”) possessed the requisite characteristics and performed the requisite functions to qualify as an RTO under Order No. 2000.6 The Midwest ISO subsequently began providing transmission service under its OATT on February 1, 2002.

          The FERC stated in Order No. 2000 that it would be flexible in considering various proposed structures or forms of organization of RTOs as long as each RTO meets the minimum characteristics and functions and other requirements. The FERC has expressed its conceptual approval for the creation of independent for-profit transmission companies in “binary” relationships with an RTO.7 Subject to FERC approval, each ITC may share responsibility with the RTO to which it belongs for the performance of RTO functions described in Order No. 2000.

     C.     TRANSLink

          By order dated April 25, 2002, the FERC authorized a proposal for the formation of TRANSLink Transmission to share responsibility with the Midwest ISO and other regions for the RTO functions prescribed in Order No. 2000 to facilitate the efficient operation of bulk power markets spanning large geographic areas.8 TRANSLink will be a for-profit ITC that will focus on the transmission business. TRANSLink will focus on the efficient planning and construction, and the reliable operation of transmission facilities to meet the needs of consumers and participants in competitive wholesale electricity markets in a cost-effective and nondiscriminatory manner. TRANSLink will serve as an attractive and efficient means for the Participants, as well as other public and private electric utility companies, to participate in one or

[5]	The minimum characteristics of an RTO are (1) independence from market participants; (2) appropriate scope and regional configuration; (3) possession of operational authority for all transmission facilities under its control; and (4) exclusive authority to maintain short-term reliability. The minimum functions of an RTO are to (1) administer its own tariff and establish its own transmission pricing system; (2) create market mechanisms to manage transmission congestion; (3) develop and implement procedures to address parallel path flow issues; (4) serve as a supplier of last resort for all ancillary services required in Order No. 888 and subsequent orders; (5) operate a single Open Access Same-time Information System (“OASIS”) for all transmission facilities under its control with responsibility for independently calculating Total Transmission Capacity (“TTC”) and Available Transmission Capacity (“ATC”); (6) monitor markets to identify design flaws and market power; and (7) plan and coordinate necessary transmission additions and upgrades.

[6]	Midwest Independent System Operator, 97 FERC ¶61,326 (2001).

[7]	The concept of forming an independent transmission company to operate within an RTO was discussed in Commonwealth Edison Company, et al., 90 FERC ¶61,192 (2000).

[8]	TRANSLink Transmission Company, LLC, 99 FERC ¶61,106; order on rehearing, 101 FERC ¶61,140 (2002). In a White Paper issued on April 28, 2003, in Docket No. RM01-12-000, the FERC reconfirmed the determinations reached in its April 25, 2002 Order.

more RTOs meeting the FERC’s criteria. Moreover, TRANSLink will exercise functional control independent of all market participants over a transmission system covering a large portion of the central United States, will be the only jurisdictional independent transmission company operating transmission facilities on both sides of the Eastern/Western interconnection boundary, and will do so on a basis that complies fully with the FERC’s independence requirements applicable to RTOs.

          TRANSLink will not be an RTO under Order No. 2000. Rather, TRANSLink will serve as a vehicle for the Participants to participate in one or more RTOs that meet the FERC’s requirements. TRANSLink will perform certain of the RTO-required functions, and will contract with one or more Commission-approved RTOs to perform those RTO-required functions that TRANSLink will not perform. To establish its qualifications to perform these functions, TRANSLink was required to demonstrate to the FERC that it was independent from control by market participants.

          As explained below, TRANSLink Transmission will be a limited liability company with one managing member and one or more nonmanaging members. Corporate Manager will initially hold a nominal equity interest in TRANSLink and, as explained below, will be responsible for managing and directing TRANSLink’s operations.9

•	The Participants will receive a passive equity interest in TRANSLink based on the book value of the transmission assets contributed in fee and/or the share of TRANSLink start-up costs contributed.

•	The Participants will receive payments for the use and upkeep of their transmission facilities as outlined in the description of the pro forma Transfer Agreements, discussed below.

TRANSLink will be independent of control by market participants, including the Participants. Corporate Manager will have the exclusive authority to manage TRANSLink and to direct its business and affairs, except for a limited number of specified material actions that cannot be pursued without the consent of the Participants. These rights to approve certain actions are consistent with the passive, non-voting rights typically held by limited partners in limited partnerships. Corporate Manager will be governed by an independent board of directors. Directors of Corporate Manager may not be affiliated with any market participant. Moreover, none of the Participants in TRANSLink that are “market participants” will have the ability to control more than five percent of the voting interest of TRANSLink, and no class of such Participants will have the ability to control more than fifteen percent of the voting interest.

[9]	Corporate Manager’s equity interest in TRANSLink will increase as additional capital is contributed to TRANSLink as a result of investment by independent third parties or through investment of proceeds from public offerings.

          The requisite independence is accomplished by empowering the Private Power Participants, as a group, and the Public Participants, as a group, each to elect only one of the nine voting members of Corporate Manager’s Board of Directors. Each such group, which constitutes a distinct class of entities with divergent interests, therefore will have the ability to control no more than 11% of the voting rights of the equity owners of Corporate Manager. Moreover, because each such group has three initial members who will vote for the director elected by that group on a per capita basis, no single Participant will be able to control more than 3.7% (one-third of 11%) of the total voting interests in Corporate Manager and therefore in TRANSLink. Five years after start-up, the TRANSLink Participants will lose their limited rights to elect Board members, absent additional FERC authorization.

          By ensuring that all of the Corporate Manager’s directors are independent and not affiliated with any market participant, TRANSLink’s independence is assured. TRANSLink will also adopt standards of conduct and auditing requirements to ensure that its independence is maintained.

          With respect to the contiguous transmission facilities operated by the Participants in the Mid-Continent Area Power Pool (“MAPP”) and the Mid-American Interconnected Network, Inc. (“MAIN”), which will constitute TRANSLink’s North Region, TRANSLink will enter into an arrangement with the Midwest ISO. Under that arrangement, TRANSLink will perform certain RTO-required functions and the Midwest ISO will perform other RTO-required functions. Operating protocols have been developed on a cooperative basis by the Participants and the Midwest ISO to ensure that transmission and ancillary services are available within the TRANSLink North Region on a seamless basis with no pancaking of rates.

          Because of the geographic configuration of the TRANSLink system, all of the transmission facilities committed to TRANSLink cannot participate initially in a single RTO. It is contemplated that TRANSLink will enter into similar arrangements with other FERC-approved RTOs with respect to the transmission facilities TRANSLink will control in the Southwest Power Pool, Inc. and Western Electricity Coordinating Council regions, which are not directly interconnected with the TRANSLink facilities in the North Region.

          Through these arrangements with RTOs, TRANSLink will advance the FERC’s objective of having all transmission-owning utilities, including those that are not subject to the Commission’s rate jurisdiction, participate in RTOs meeting the requirements of Order No. 2000.

               i.     TRANSLink Transmission

          TRANSLink Transmission will be formed as a Delaware, for-profit limited liability company whose sole line of business will be the efficient ownership and operation of electric transmission facilities and the reliable provision of transmission services and related ancillary services. Formation of TRANSLink Transmission will be accomplished pursuant to the terms of the Amended and Restated TRANSLink ITC Formation Agreement dated as of November 14, 2002 (the “Formation Agreement”) and the Limited Liability Company

Agreement for TRANSLink Transmission Company, LLC (the “LLC Agreement”), which are filed herewith as Exhibits B-1 and A-3, respectively.

          TRANSLink Transmission will obtain independent functional control for all of the transmission assets of the Participants. As noted above, the transfer of control over the transmission assets will be accomplished, at the election of each Participant, by one of three means:
(i) by outright contribution of assets in exchange for membership interests in TRANSLink Transmission; (ii) by execution of a lease agreement; or (iii) by execution of an operating agreement.

          TRANSLink Transmission will have three classes of membership interests (the “LLC Interests”). There will be two classes of economic member interests, Class A Interests that will be issued to Participants in exchange for the contribution of transmission assets and Class C Interests that will be issued to cash equity investors, including TRANSLink Management. TRANSLink Transmission will issue Class B Interests, which carry certain veto rights (on transactions outside the ordinary course of business) but do not entitle the holder to any economic distributions from TRANSLink Transmission, to all Participants and cash investors based on the cash invested in, or transmission assets provided pursuant to a Transfer Agreement to, TRANSLink. To summarize:

          Class A Interests, which will be issued to Participants for capital contributions of transmission assets, will be non-voting interests but will entitle the holder thereof to certain economic rights, which may include cash distributions.

          Class B Interests, which will be acquired by each Participant and any cash investors at the Closing. There will be 100 Class B Interests, which will be allocated among the Participants and cash investors initially based on the amount of cash or book value of transmission assets provided pursuant to the Transfer Agreement by each Participant and/or cash investor. Holders of Class B Interests will have veto rights with respect to certain specified material actions but will not have any economic rights nor be entitled to any cash distributions. The number of Class B Common Securities held by each Participant or cash investor may be adjusted periodically thereafter as new entities become Participants, as new transmission facilities are constructed or acquired and as additional cash is contributed.

          Class C Interests, which will be issued in consideration of cash contributions, will be non-voting interests that entitle the holder thereof to certain economic rights, which may include cash distributions.

          Holders of Class A Interests or Class C Interests in TRANSLink Transmission may exchange such Interests for Class A Common Securities in TRANSLink Management at any time based on a conversion formula set forth in the Stockholders’ Agreement. A copy of the Stockholders’ Agreement is attached as Exhibit A-4.

               ii.     TRANSLink Management

          TRANSLink Transmission will be managed by TRANSLink Management, which will be independent of any market participant, including the Participants. The LLC Agreement will grant to TRANSLink Management full, complete and exclusive discretion to exercise management control over the business of TRANSLink Transmission except for a limited number of specified material actions that cannot be pursued over the veto of 50% of the holders of Class B Interests in TRANSLink Transmission.10 The actions over which holders of Class B Interests have a veto are certain significant actions affecting their investments in TRANSLink, such as changes in revenue allocations, merger, consolidation or similar transactions that result in a “change in control,” a voluntary bankruptcy filing, a modification of certain principal agreements and similar actions. These rights to approve certain actions are consistent with the passive, non-voting rights typically held by limited partners in a limited partnership and have been approved by the FERC as consistent with its independence standards.11

          Initially, TRANSLink Management shall contribute a nominal amount ($100) to TRANSLink Transmission and shall receive Class C Interests commensurate with its contribution. As the sole member-manager of TRANSLink Transmission, TRANSLink Management is obligated to provide all management services to TRANSLink Transmission, which itself has no management. TRANSLink Management also is to have no role other than to serve as manager of TRANSLink Transmission. Thus, it will negotiate all contracts on behalf of TRANSLink Transmission, and make all required regulatory filings on TRANSLink Transmission’s behalf. TRANSLink Management’s employees will perform all the functions necessary to run an electric transmission company either directly or by contract with third parties. Accordingly, all of TRANSLink Management’s expenses will be for the account of and will be reimbursed in full by TRANSLink Transmission. Such services will be provided at cost as determined pursuant to Rule 91 under the Act.

          TRANSLink Management will be fully empowered to do all things necessary and convenient to carry out TRANSLink Transmission’s business. TRANSLink Transmission will rely completely on TRANSLink Management to take all actions required in the conduct of TRANSLink Transmission’s business. TRANSLink Management will not materially change its status, and in particular, will not engage in any activities other than acting as the manager of TRANSLink Transmission as discussed above, without any necessary regulatory approvals.

          TRANSLink Management will be organized either as a Delaware limited liability company or a Delaware corporation based upon tax planning considerations. Initially, TRANSLink Management will issue two classes of equity securities: Class A Common Securities and Class B Common Securities. Class A /Class B structure, described below, ensures that the Participants and investors will have economic interests proportionate to the value of their contribution to TRANSLink while still maintaining the desired FERC-approved passive voting arrangement. Third-party investors can invest cash to acquire Class A Common Securities in TRANSLink Management, which, in turn, will contribute to TRANSLink Transmission the net proceeds received from such investors in exchange for Class C Interests in TRANSLink

[10]	This complete managerial control is analogous to complete voting control.

[11]	TRANSLink Transmission Company, LLC, 99 FERC ¶61,106; order on rehearing, 101 FERC ¶61,140 (2002).

Transmission. Class B Common Securities, which will have the same limited veto rights as described above, will be issued to Participants and cash investors at Closing in proportion to their respective contributions. To summarize:

               Class A Common Securities will have full voting rights and will have all of the economic rights generally associated with common stock in a Delaware corporation.12

               Class B Common Securities will have limited veto rights (similar to Class B Interests in TRANSLink Transmission), and no economic participation in TRANSLink Management beyond any nominal stated par value of the Class B Common Securities.

TRANSLink Management is also authorized to issue preferred securities.

               TRANSLink Management will be governed by a nine-member board of directors, each member of which is to be independent of any generation market participant. The board of directors of Development Company, who were chosen pursuant to a FERC-approved process, will become the board of directors of TRANSLink Management. One member of the initial board of directors was elected by the Private Power Participants and another member by the Public Power Participants. A slate comprised of the other seven individuals elected as board members was proposed by a Board Selection Advisory Committee after consultation with an independent nationally-recognized executive search firm. The Board Selection Advisory Committee consisted of the Midwest ISO Advisory Committee and up to two designees designated by the state public utility commissions (of each affected state electing to participate on the Board Selection Advisory Committee). Forms of the Certificate of Incorporation and Bylaws of TRANSLink Management, a Stockholders’ Agreement, a Subscription Agreement, and a Schedule of Definitions for Corporate Agreements, are attached as Exhibits A-1, A-2, A-4, A-5, and A-7 respectively. A list of the directors is attached as Exhibit      .

               As indicated above, TRANSLink Management initially will hold a nominal equity interest in TRANSLink Transmission. TRANSLink Management has been designed to be able to raise equity capital for new investments in the transmission grid. TRANSLink Management’s equity interest in TRANSLink Transmission will increase as additional capital is contributed to TRANSLink by TRANSLink Management as a result of passive investment in TRANSLink Management by Participants, investment by independent third parties, or through investment of proceeds from a public offering of debt or equity. In order to facilitate raising the required capital, the Participants have granted TRANSLink Management the right to require conversion of LLC Interests into TRANSLink Management equity interests in the event of an initial public offering or a change of control, thereby consolidating all interests within a new public company. The LLC Agreement provides for a very limited unwind option in the event substantial private or public equity is not raised within a three-year period. The goal of TRANSLink is to operate as a sustainable, stand-alone transmission business. As such, it must be a viable business proposition that will attract investors.

[12]	Class A Common Securities may also be acquired by a Participant, inter alia, in connection with the conversion of its Class A Interests in TRANSLink Transmission into Class A Common Securities of TRANSLink Management.

          The exercise of voting rights by the Participants is subject to FERC rules designed to assure that transmission providers are independent of generation market participants. As noted above, no market participant may direct the exercise of voting rights of more than 4.99% of the outstanding Class A Common Securities of TRANSLink Management during the first five years after TRANSLink becomes operational, and no class of market participants may vote in the aggregate more than 15% of the outstanding Class A Common Securities of TRANSLink Management during that period.13 The right of any Participant that is a market participant to vote for a director of TRANSLink Management lapses five years after TRANSLink commences operations, unless otherwise determined by the FERC. In order to assure compliance with the FERC-adopted restrictions on voting, each Participant with Class A Common Securities of TRANSLink Management will enter into a Voting Trust Agreement with TRANSLink Management.14 Further, the FERC has specifically approved the veto rights applicable to Class B Common Securities.

          iii.     Initial Distribution

          For purposes of determining the initial distribution of TRANSLink Management securities and TRANSLink Transmission membership interests among the Participants, the transmission assets of each Participant will be valued at their net book value, which is defined as original cost less accumulated depreciation, accumulated deferred taxes, accumulated excess deferred taxes and deferred investment tax credits. Participants contributing transmission assets to TRANSLink Transmission will receive Class A Interests (economic but non-voting) in TRANSLink Transmission based on the book value of transmission assets contributed. In addition, Participants that provide transmission assets by contribution agreement, lease or operating agreement will also receive Class B Interests in TRANSLink Transmission and Class B Common Securities in TRANSLink Management (which, as described, are noneconomic, and provide certain veto rights) in proportion to the total amount of transmission assets and cash provided to TRANSLink.

          Non-participants investing in TRANSLink Management will receive Class A Common Securities in TRANSLink Management based on the cash invested (which TRANSLink Management, in turn, may contribute to TRANSLink Transmission in exchange for economic but non-voting Class C Interests. Such investors will also receive Class B Interests in TRANSLink Transmission and the Class B Common Securities in TRANSLink Management (which, as described, are noneconomic, and provide certain veto rights) in proportion to the total amount of transmission assets and cash provided to TRANSLink.15

[13]	A Class of Market Participants is defined as “either (i) two or more Market Participants with common economic or commercial interests, or (ii) such other definition as may be specified by the FERC.”

[14]	A form of Voting Trust Agreement is attached as Exhibit A-6.

[15]	Certain Public Power Participants may be precluded from accepting Class B Interests and Class B Common Securities; in such circumstances, their interest will be voted pursuant to an excepted Public Power Participant Proxy.

     D.     TRANSLink Operations

          TRANSLink will consolidate management and operations of transmission facilities extending from Minnesota to Texas and from Western Illinois to Colorado under a single independent entity for the benefit of transmission users across a wide section of the central United States (hereinafter referred to as the “TRANSLink System”).16 As noted above, ultimately, TRANSLink will own or control transmission facilities in 13 states with a net book value of approximately $3 billion.

          The contiguous transmission facilities of the Participants in North Dakota, South Dakota, Minnesota, Wisconsin, Michigan, Iowa, Illinois and Nebraska, which constitute TRANSLink’s North Region, will be operated as a single control area within the Midwest ISO.17 TRANSLink’s North Region will include more than 29,000 circuit miles of transmission facilities, 636 transmission substations, and almost 35,000 MW of installed generation. It is expected that the transmission facilities of SPS, a subsidiary of Xcel Energy with facilities in Texas, New Mexico, Oklahoma and Kansas, will also be operated by TRANSLink.18 Transmission facilities of PSCo that are to be acquired by TRANSLink will be operated as part of RTO West or some other FERC-approved RTO.

          The formation of TRANSLink will substantially expand the size and geographic scope of the Midwest ISO’s operations by attracting the critical transmission assets of transmission owners such as OPPD, NPPD, Corn Belt, GRE, Dairyland, SMMPA, CIPCo, RPU, MPW and MMTG that are not subject to the jurisdiction of the FERC. Participation by these systems in the Midwest ISO will prevent balkanization in the significant portions of the Midwest in which such systems currently operate.

[16]	Maps showing the location of the transmission facilities to be transferred by each of the Participants to TRANSLink are contained in Exhibit E-1.

[17]	The combination of the various control areas currently operated by the TRANSLink North Region into a single control area may not be accomplished at TRANSLink’s commencement of operations, due to the need to obtain certification of the arrangements for the operation of a single control area from the North American Electric Reliability Council.

[18]	SPS is a member of the Southwest Power Pool (the “SPP”). On March 20, 2003, SPP and the Midwest ISO announced that they had agreed to terminate their proposed merger. At the present time, it is uncertain whether SPP will file with FERC to form an independent system operator or RTO or whether individual SPP members will elect to join other RTOs.

          TRANSLink will maintain functional control over its transmission facilities in the Midwest ISO region and will have the exclusive duty to provide transmission service over such facilities on a non-discriminatory basis, subject to the direction of the Midwest ISO. Transmission service over such facilities will be rendered by TRANSLink pursuant to the terms and conditions established in the Midwest ISO OATT. Among the functions to be performed by TRANSLink are:

• Maintaining the short-term reliability of the transmission system.

• Establishing ratings and operating procedures for facilities under its control, and calculating Total Transmission Capacity to be used in evaluating transmission service requests.

• Providing non-discriminatory open access transmission services, including billing services, on the TRANSLink system pursuant to the TRANSLink rate schedules of the Midwest ISO OATT.

• Setting transmission maintenance and outage schedules in consultation with the Midwest ISO.

• Coordinating maintenance schedules for generation within the TRANSLink system, again in consultation with the Midwest ISO.

• Providing certain ancillary services, including system control service, voltage control service and regulation service.

• Coordinating planning and expansion of transmission additions and upgrades to the TRANSLink and Participant systems.

          Because the TRANSLink North Region will operate as a single control area, TRANSLink will also offer certain ancillary services required by the FERC, including System Control, Voltage Control and Regulation Services. However, TRANSLink will own no generating facilities. It will therefore enter into contracts to purchase ancillary services from third parties (including the Participants with generators located within its control area). The costs of purchasing these ancillary services will be recovered by TRANSLink through rates for services provided by TRANSLink.

          The Midwest ISO will perform the remaining RTO functions required by FERC Order No. 2000 or the April 25 Order, namely, calculating Available Flowgate Capacity, market monitoring, dispute resolution and providing the energy market. Using a “menu of services” approach, TRANSLink will pay the Midwest ISO administrative fees for these services.

          Transmission service across the principal facilities included in TRANSLink’s North Region will be provided in accordance with the Midwest ISO OATT. However, TRANSLink will be permitted to maintain a separate rate schedule within the Midwest ISO tariff to facilitate different rates and a different rate design for transmission transactions in which both the source and sink lie wholly within the TRANSLink North Region.

          Section 11(b)(1) of the Act requires that the operations of a registered holding company be limited to a single integrated public utility system, provided that the Commission may permit a registered holding company to retain one or more additional integrated public utility systems if certain findings are made. The standards of Section 11(b)(1) as applied to the TRANSLink System are addressed below.

          As applied to electric utility companies, the term “integrated public utility system” is defined in Section 2(a)(29)(A) of the Act as:

a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

The TRANSLink System will satisfy the statutory requirements.

          In considering whether the integration requirements have been satisfied, the Commission has “interpreted the Act and analyzed transactions in the light of . . . changed and changing circumstances.” American Electric Power Company, Inc., Holding Co. Act Release No. 27186 (June 14, 2000). FERC Order No. 2000, which strongly encourages transmission company formation, constitutes such a change in circumstances that the Commission should consider when evaluating the proposed transactions. Moreover, the Commission has previously determined the integration standards of the Act were met in a similar transaction when transmission assets were to be transferred to an independent transmission company in exchange for securities of the transmission company. See Alliant Energy Corporation, Holding Co. Act Release No. 27331 (Dec. 29, 2000) (authorizing transactions in connection with the formation of American Transmission Company LLC and ATC Management, Inc.).

          PHYSICAL INTERCONNECTION. In view of the above, the facts presented clearly support a finding that the utility assets of TRANSLink will be “physically interconnected or capable of physical interconnection” within the meaning of Section 2(a)(29)(A) of the Act once the transactions contemplated herein are completed. Indeed, except with respect to PSCo (which is located on the Western Interconnection), the utility assets to be owned by TRANSLink are already physically interconnected as parts of the Eastern Interconnection. All such interconnections will remain in place after the transactions contemplated herein occur. SPS and

PSCo are presently constructing new high voltage transmission facilities which will directly interconnect the SPS and PSCo transmission systems and increase the DC inter-tie transfer capability between the Eastern Interconnection and the Western Interconnection. Since TRANSLink will functionally control the facilities on both sides of the DC inter-tie, TRANSLink will be able to provide (for the first time) seamless service across the inter-tie.

          SINGLE INTERCONNECTED AND COORDINATED SYSTEM. Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be “economically operated as a single interconnected and coordinated system.” The Commission has interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs. See UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992).

          As discussed above, TRANSLink intends to operate all of the transmission facilities that it owns or controls in the Eastern Interconnection and the Western Interconnection collectively to provide transmission service efficiently throughout the region in which such facilities are located.

          SINGLE AREA OR REGION. TRANSLink will own and/or operate transmission facilities that are located within the mid-western section of the United States. In July 2001, the FERC expressed its desire to have a single RTO established to provide non-discriminatory transmission service throughout the TRANSLink North Region. The Commission previously found that the combined systems of utilities forming Xcel Energy (including those of SPS and PSCo) operate in a single area or region. New Century Energies, Inc., Holding Company Act Release No. 27212 (August 16, 2000). Although the transmission facilities of SPS and PSCo are not currently encompassed within the Midwest ISO, such facilities will be under common control and directly interconnected with the transmission facilities operated by TRANSLink that are operated under the aegis of the Midwest ISO. The expected elimination of operational seams between the Midwest ISO and the regions in which the SPS and PSCo transmission facilities are located will serve to integrate wholesale electricity markets throughout the region in which TRANSLink will operate.

          LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE REGULATION. The creation of TRANSLink will not impair localized management, efficient operation or effective regulation by reason of its size. Moreover, the Commission’s past decisions on “localized management” show that the proposed transactions fully preserve the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978) (advantages of localized management evaluated in terms of whether an enlarged system could be “responsive to local needs”); General Public Utilities Corp., 37 S.E.C. 28, 36 (1956) (localized management evaluated in terms of “local problems and matters involving relations with consumers”); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company’s “management [would be] drawn from the present management” of the two utilities); (iii) the preservation of corporate identities, see Northeast Utilities, Holding Co. Act Release No. 25221 (December 21, 1990) (utilities “will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved”); Columbia Gas System, Inc., Holding Co. Act Release No. 24599 (March 15, 1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978) (distance of corporate headquarters from local management was a “less important factor in determining what is in the public interest” given the “present-day ease of communications and transportation”). These elements will all be satisfied here.

     E.     Participants

          1.      IPL

          IPL is a subsidiary of Alliant Energy Corporation (“Alliant Energy”), which is a registered public utility holding company with two direct, wholly-owned public utility subsidiaries –IPL and Wisconsin Power & Light – operating in Iowa, Illinois, Minnesota and Wisconsin with a combined service territory of 54,000 square miles and serving 919,000 electric customers and 393,000 natural gas customers. IPL is engaged in the production, transmission and generation of electricity and owns and operates approximately 4,671 miles of transmission lines rated 69 kV and higher and 201 substations that it will be transferring to TRANSLink.

          2.     The Xcel Energy Operating Companies

          Xcel Energy Inc. (“Xcel”) is a registered public utility holding company with five direct, wholly-owned public utility subsidiaries – NSP-M, NSP-W, PSCo, SPS, Cheyenne Light, Fuel and Power and Black Mountain Gas Company – serving electric and natural gas customers in portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, South Dakota, Texas, Wisconsin, and Wyoming, with a combined service territory of 35,700 square miles. The Xcel Energy Operating Companies serve approximately 3.1 million electric customers and 1.5 million natural gas customers. NSP-M owns and operates approximately 4,600 circuit miles of transmission lines rated 34.5 kV or above and 56 substations. NSP-W owns and operates approximately 2,840 circuit miles of transmission lines rated 34.5 kV or above and 35 substations. PSCo owns and operates approximately 3,950 circuit miles of transmission lines rated 44 kV or above and 589 substations. SPS owns and operates approximately 6,260 circuit miles of transmission lines rated at or above 69 kV and 76 substations. TRANSLink will operate 16,241 miles of Xcel’s transmission lines and 756 substations, consisting of facilities owned by NSP-M, NSP-W, PSCo and SPS.

          3.     MidAmerican Energy

          MidAmerican Energy Holdings Company (“MidAmerican Holdings”) is a privately held corporation headquartered in Des Moines, Iowa. MidAmerican Holdings has one indirect, wholly-owned domestic public utility subsidiary – MidAmerican – operating in portions of Iowa, Illinois, Nebraska and South Dakota. MidAmerican serves approximately 669,000 electric customers and 646,000 natural gas customers. MidAmerican owns and operates approximately 2,105 miles of transmission lines rated at or above 161 kV and 30 substations that it will lease to TRANSLink.

          4.     Nebraska Public Power District

          NPPD is a public corporation and a political subdivision of the State of Nebraska. NPPD is not subject to the jurisdiction of the Commission. NPPD services approximately 80,000 retail electric customers in 97 municipalities and other communities and supplies, at wholesale, the total requirements of 73 municipalities, public power districts and cooperatives. NPPD owns and operates approximately 4,227 miles of lines rated at 115 kV or higher and 120 substations.

          5.     Omaha Public Power District

          OPPD is a public corporation and a political subdivision of the State of Nebraska. OPPD is not subject to the jurisdiction of the FERC. OPPD serves approximately 260,000 electric customers in 13 Nebraska counties, the City of Omaha and the community of Carter Lake, Iowa. OPPD owns and operates approximately 700 miles of transmission lines rated at 161 kV or higher and 44 substations.

          6.     Corn Belt Power Cooperative

          Corn Belt is a generation and transmission cooperative incorporated in Iowa and headquartered in Humboldt, Iowa. Corn Belt is not subject to FERC jurisdiction. Corn Belt has been in business since 1947 and is owned by its member systems, 11 of which are local consumer-owned cooperatives that own and operate the facilities that distribute electricity at retail to their member-consumers. The twelfth member, North Iowa Municipal Electric Cooperative Association, provides electric energy to twelve electric utilities located in north central Iowa. These member systems serve farms, residences and small towns, as well as commercial and industrial members in 27 counties in north central Iowa. Corn Belt distribution members serve approximately 35,000 retail-member consumers. Corn Belt owns and operates approximately 290 miles of transmission lines rated at 161 kV and higher and 11 substations that TRANSLink will operate.

          7.     Great River Energy

          GRE is a generation and transmission cooperative corporation organized under the laws of the state of Minnesota. GRE supplies the electric requirements for 29 member distribution cooperatives located primarily in Minnesota. GRE is not subject to FERC jurisdiction. GRE has a service territory of approximately 54,000 square miles. It owns and operates approximately 4,044 miles of transmission lines rated at 69 kV or higher and 385 substations that TRANSLink will operate.

          8.     Dairyland Power Cooperative

          Dairyland is a not-for-profit generation and transmission electric cooperative that is owned by and provides the wholesale power requirements for 25 separate distribution cooperatives in southern Minnesota, western Wisconsin, northern Iowa and northern Illinois. Dairyland is not subject to FERC jurisdiction. Dairyland has a service territory of approximately 44,500 square miles. It owns and operates 3,128 miles of transmission lines rated 34.5 kV and above and 34 substations that TRANSLink will operate.

          9.      Southern Minnesota Municipal Power Agency

          SMMPA is a municipal corporation and a political subdivision of the state of Minnesota. SMMPA is not subject to FERC jurisdiction. SMMPA has 18 municipally owned utility members located mostly in south central and southeastern Minnesota. It has a service territory of approximately 240 square miles. SMMPA owns and operates approximately 240 miles of transmission lines rated at 69 kV or above and 20 substations that TRANSLink will operate.

          10.     Rochester Public Utilities

          RPU, a division of the city of Rochester, Minnesota, is the largest municipal utility in the state of Minnesota. RPU is not subject to FERC jurisdiction. RPU has a service territory of just under 48 square miles. RPU owns and operates approximately 40.5 miles of transmission lines rated at 161 kV of transmission lines and 9 substations that TRANSLink will operate.

          11.     Midwest Municipal Transmission Group

          MMTG includes the Minnesota Municipal Utilities Association, the Central Minnesota Municipal Power Agency, the Iowa Association of Municipal Utilities, member cities throughout Minnesota and Iowa and one city in Illinois (Geneseo). MMTG’s members are not subject to FERC jurisdiction. Certain members of MMTG own and operate approximately 255 miles of transmission lines rated at 69 kV and above.

          12.     Muscatine Power & Water

          MPW is the largest municipal electric utility in Iowa in terms of generating capacity and revenue. MPW is not subject to FERC jurisdiction. MPW has a service territory of approximately 24 square miles. It owns and operates approximately 58 miles of transmission lines rated 69 kV and above.

          13.      Central Iowa Power Cooperative

          CIPCo is a wholesale electric generation and transmission cooperative operating in the state of Iowa. CIPCo is not subject to FERC jurisdiction. CIPCo has a service territory of approximately 57 square miles. CIPCo owns and operates approximately 1,120 miles of transmission lines rated at 69 kV or above and 20 substations that TRANSLink will operate.

     F.          Financing Request

          1.     Parameters for Financing Authority

          Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not known at this time, and which may not be covered by Rule 52 under the Act, without further prior approval by the Commission. The following general terms will be applicable, where appropriate, to the financing transactions requested to be authorized hereby:

(a) Effective Cost of Money. The effective cost of money on debt financings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed the greater of (i) 500 basis points over the comparable-term London Interbank Offered Rate (“LIBOR”) rates or the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of the subject debt, as appropriate, or (ii) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

The dividend rate on any series of preferred stock or preferred securities will not exceed the greater of (i) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of the series of preferred stock or preferred securities or (ii) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

(b) Maturity. The maturity of long-term indebtedness will not exceed 50 years.

(c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application/Declaration will not exceed 7% of the principal or total amount of the securities being issued.

(d) Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including: (i) the financing, in part, of the capital expenditures of the TRANSLink system; (ii) the financing of working capital requirements of the TRANSLink system; (iii) the acquisition, retirement or redemption pursuant to Rule 42 under the Act of securities previously issued by TRANSLink Management or TRANSLink Transmission or as otherwise authorized by the Commission; (iv) direct or indirect investment in companies authorized under the Act; and (v) other lawful purposes. The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

(e) Common Equity Ratio. At all times during the Authorization Period, TRANSLink Management on a consolidated basis and TRANSLink Transmission on a corporate basis will each maintain at least common equity equal to 30% of its capitalization (common equity, preferred stock, long-term debt and short-term debt).

(f) Investment Grade Ratings. Applicants further represent that, other than Class A Common Securities, Class B Common Securities and LLC Interests, no security may be issued in reliance upon this Order, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding rated securities of the issuer are rated investment grade; and (iii) all outstanding rated securities of TRANSLink Management are rated investment grade. For purposes of this condition, a security will be considered rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. Applicants request that the Commission reserve jurisdiction over the issuance by of any securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

(g) Authorization Period. No security will be issued pursuant to the authority sought herein after the last day of the Authorization Period (which is December 31, 2005).

          2.      External Financings

               (a)      Equity Issuances

          In the event Applicants determine to seek capital through equity or to acquire new facilities in exchange for equity interests, TRANSLink Transmission seeks authorization to issue LLC Interests and TRANSLink Management seeks authority to issue Class A Common Securities and Class B Common Securities, subject to the terms and restrictions set forth above.

          TRANSLink Transmission will issue LLC Interests in exchange for cash or the transfer of transmission facilities to TRANSLink Transmission by current or future Participants. The entities transferring transmission assets and their transferring asset values have not yet been determined. In order to maintain its 50/50 debt to equity ratio, TRANSLink Transmission will reimburse the contributors for 50% of the net book value of the transmission assets contributed.

In addition, TRANSLink Management will issue securities of a type and an amount consistent with that member’s interest in TRANSLink Transmission.

          The Applicants also seek authority to permit the issuance of preferred stock or other types of preferred securities (including convertible preferred securities). The proceeds of preferred securities would provide an important source of future financing for the operations. It is contemplated that preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series, as determined by TRANSLink Management’s board of directors, or a pricing committee or other committee of the board performing similar functions. Preferred securities may be redeemable or may be perpetual in duration. Dividends or distributions on preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow Applicants to defer dividend payments for specified periods. Preferred securities may be convertible into forms of equity or indebtedness, or into other securities or assets.

          Preferred securities may be sold directly through underwriters or dealers in any manner. The dividend rate on any series of preferred securities would not exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of that series of preferred securities at the time of issuance.

               (b)     Debt Issuances

          Short-Term Debt. Such short-term debt may include institutional borrowings, commercial paper and privately-placed notes. TRANSLink may sell commercial paper or privately placed notes (“commercial paper”) from time to time, in established domestic or European commercial paper markets. Such commercial paper may be sold at a discount or bear interest at a rate per annum prevailing at the date of issuance for commercial paper of a similarly situated company. TRANSLink may, without counting against the limit on financing set forth above, maintain backup lines of credit in connection with one or more commercial paper programs in an aggregate amount not to exceed the amount of authorized commercial paper. Credit lines may also be set up for use by TRANSLink for general corporate purposes. Such credit lines may support commercial paper, may be utilized to obtain letters of credit or may be borrowed against, from time to time, as it is deemed appropriate or necessary.

          Long-Term Debt. Long-term debt securities may include notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders directly or indirectly. Long-term debt may be secured or unsecured.

          Long-term debt may be convertible or exchangeable into forms of equity or indebtedness, or into other securities or assets where the provision of such securities or assets is otherwise authorized. Specific terms of any borrowings will be determined by TRANSLink Management at the time of issuance and will comply in all regards with the parameters on financing authorization set forth above.

               (c)     Hedging Transactions

          The Applicants request authorization to enter into interest rate hedging transactions with respect to existing or authorized indebtedness (“Interest Rate Hedges”), subject to certain limitations and restrictions, in order to reduce or manage interest costs. Interest Rate Hedges would be entered into only with counterparties (“Approved Counterparties”) whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor’s Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody’s Investors Service, Fitch, or Duff and Phelps.

          Interest Rate Hedges will involve the use of financial instruments commonly used in today’s capital markets, such as interest rate swaps, caps, collars, floors and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          Applicants will comply with SFAS 133 (“Accounting for Derivatives Instruments and Hedging Activities”) and SFAS 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activities”) or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board.

          4.     Other Financing Transactions

               (a)     Guarantees

          Accordingly, the Applicants request authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support in the ordinary course of the Applicants’ business, in an amount not to exceed $500 million outstanding at any one time during the Authorization Period.

          These would be issued on an exception basis, not as an ongoing, fluid part of the Applicants’ financing strategy. For example, guarantees might be given in connection with generation or distribution interconnections to bolster third-party financing of equipment that TRANSLink Transmission would ultimately own under the terms of an executed interconnection agreement. Guarantees might also be given to distribution customers for purchase and installation of equipment that attaches to the distribution system but enhances operation of the transmission grid.

          Certain of the guarantees referred to above may be in support of obligations that are not capable of exact quantification. In such cases, Applicants will determine the exposure under such guarantee by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. As appropriate, such estimates will be made in accordance with generally accepted accounting principles and/or sound financial practices.

               (b)      Other Intra-System Financing

          TRANSLink Transmission may also finance its capital needs through borrowings from TRANSLink Management. TRANSLink Transmission, therefore, requests authority to issue and sell securities to TRANSLink Management from time to time at any one time outstanding during the Authorization Period.

     G.          Provision of Goods and Services

          TRANSLink Management is in the process of evaluating the most economical and effective manner of providing support services to TRANSLink Transmission following its registration with the Commission under the Act. TRANSLink is evaluating the costs and benefits of a service company in view of the fact that, at least initially, there will be only one associate company (TRANSLink Transmission) receiving goods and services from the parent. At least initially, it appears that the most cost-effective approach would be for TRANSLink Management to render those services at cost as determined pursuant to Rule 91 under the Act.

          While Section 13(a) establishes a general prohibition on such transactions, it does authorize the Commission to exempt “such transactions, involving special or unusual circumstances or not in the ordinary course of business, as the Commission by rules and regulations or order may conditionally or unconditionally exempt as being necessary or appropriate in the public interest or for the protection of investors or consumers.” The fact that the registered holding company (which is itself a utility) is providing goods and services to a single associate company would seem to present “special or unusual” circumstances within the meaning of the statute. In addition, while not directly on point, Rule 85(a) provides an exemption for the provision of “incidental” services by a registered holding company that is “principally engaged in the business of an operating electric or gas utility company.”

          Accordingly, TRANSLink Management requests the necessary authorization of Section 13(a) of the Act and rules thereunder.

Item 2. Fees, Commissions and Expenses.

          The fees, commissions and expenses incurred or to be incurred in connection with the filing of this Application/Declaration are estimated not to exceed $50,000.

Item 3. Applicable Statutory Provisions.

     A.          Generally

          The applicable provisions are Sections 6, 7, 9, 10, 11, 12 and 13 of the Act, and the rules thereunder.

     B.          Rule 54 Analysis.

          The jurisdictional transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an “exempt wholesale generator” (“EWG”) or “foreign utility company” (“FUCO”), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or a FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied. TRANSLink Management will meet all of the conditions of Rule 54 because, among other things, it will have no investments in EWGs and FUCOs. Further, there have been no disqualifying events as defined by Rule 53(b).

Item 4. Regulatory Approvals.

          The application of the Participants to the FERC seeking authorization to transfer the Transmission Assets to TRANSLink has been approved.19 It is expected that the Participants will make the requisite state and Commission applications with respect to their participation in the transactions discussed herein.

Item 5. Procedure.

          TRANSLink is expected to begin operation no later than September 30, 2003. The Applicants therefore request that the Commission publish a notice of filing of this Application/Declaration as soon as practicable and that the Commission issue an order approving the proposals contained herein as soon as the rules allow. They further request that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective, hereby waive a recommended decision by a hearing officer, or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and/or order, unless the Division opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.

     A.  -  Exhibits.

A-1	Proposed Certificate of Incorporation of TRANSLink Management.

A-2	Proposed By-Laws of TRANSLink Management.

A-3	Proposed TRANSLink Transmission Company LLC Agreement.

A-4	Form of Stockholders’ Agreement of TRANSLink Management.

[19]	TRANSLink Transmission Company, LLC, 99 FERC ¶61,106 (2002); order on rehearing, 101 FERC ¶61,140 (2002).

A-5	Form of Subscription Agreement.

A-6	Form of Voting Trust Agreement.

A-7	Schedule of Definitions for Corporate Agreements.

B-1	Amended and Restated Formation Agreement, dated as of November 14, 2002.

B-2	Pro Forma Asset Contribution Agreement.

C	Not Applicable.

D-1	Application of Participants to the FERC.

D-2(a)	FERC Order, dated April 25, 2002, regarding Participants’ Application.

D-2(b)	FERC Order on rehearing, dated November 1, 2002, regarding Participants’ Application.

D-3	Application of IPL to the Minnesota Public Utilities Commission.

D-4	Order of the Minnesota Commission regarding TRANSLink.*

D-5	Application of IPL to the Iowa Utilities Board.*

D-6	Order of the Iowa Commission regarding TRANSLink.*

D-7	Notice filing of IPL with the Illinois Commerce Commission.*

E-1	Transmission System Maps. (Form SE—required paper format filing).*

F	Opinion of Counsel.*

G	Form of Federal Register Notice.

*  to be filed by amendment

     B.          Financial Statements.

FS-1    TRANSLink 5-Year Direct Input Financing Model (filed pursuant to a request for confidential treatment).

Item 7. Information as to Environmental Effects.

          None of the matters that are the subject of this Application/Declaration involves a “major federal action” nor does it “significantly affect the quality of the human environment” as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The

proposed transactions that are the subject of this Application/Declaration will not result in changes in operational changes that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this Application/Declaration filed herein to be signed on its behalf by the undersigned thereunto duly authorized.